June 12, 2019

Daniel Cancelmi
Executive Vice President and Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

       Re: TENET HEALTHCARE CORP
           10-K filed February 25, 2019
           File No. 001-07293

Dear Mr. Cancelmi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

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